Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

[redacted]

07028557

4th December 2007

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

RECEIVED
2007 DEC 10 A 8:51

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  November 2nd, 6th, 7th, 7th, 9th, 12th, 13th, 14th, 16th, 19th, 20th, 21st, 22nd, 23rd, 26th, 27th, 27th, 29th, 30th, 30th.

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL

dlw 12/10

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 02 November 2007 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:8677G
William Hill PLC
02 November 2007

2nd November 2007

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 1st November 2007 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 607.90 pence per share. The highest price and lowest price paid for these shares were 609.50 pence and 606.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 606.50 and 609.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 349,960,199 ordinary shares (excluding treasury shares) in issue and will hold 6,481,845 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director   Tel: 020 8918 3942

Fiona Antcliffe/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

END
POSUARBRBURARAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 November 2007 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0651H
William Hill PLC
06 November 2007

6th November 2007

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 5th November 2007 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 590.80 pence per share. The highest price and lowest price paid for these shares were 594.00 pence and 587.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 587.00 and 594.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 349,860,199 ordinary shares (excluding treasury shares) in issue and will hold 6,481,845 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
Fiona Antcliffe/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUVRBRBBRARAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 November 2007 15:32
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:2261H
William Hill PLC
07 November 2007

7 November 2007

William Hill PLC
LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 7 November 2007, 8,774 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 393 pence.

Following the above transfer of shares out of treasury, the Company has a total of 349,793,973 ordinary shares in issue, in addition 6,473,071 ordinary shares are held in treasury.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange END
STCILFFELDLDIID

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 November 2007 07:10
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:1443H
William Hill PLC
07 November 2007

7th November 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 6th November 2007 it purchased 75,000 of its ordinary shares of 10 pence each at an average price of 586.499 pence per share. The highest price and lowest price paid for these shares were 589.00 pence and 583.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 75,000 ordinary shares at prices between 583.00 and 589.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 349,785,199 ordinary shares (excluding treasury shares) in issue and will hold 6,481,845 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

Fiona Antcliffe/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUNRBRBRRARAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 09 November 2007 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3320H
William Hill PLC
09 November 2007

9th November 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 8th November 2007 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 569.142 pence per share. The highest price and lowest price paid for these shares were 571.50 pence and 566.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 566.50 and 571.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 349,693,973 ordinary shares (excluding treasury shares) in issue and will hold 6,473,071 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
Fiona Antcliffe/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUWRBRBBRARAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 12 November 2007 14:57
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:5206H
William Hill PLC
12 November 2007

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

12 November 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify) : (   )

....

3. Full name of person(s) subject to notification obligation:

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3) :

Registered Holder:

BNY (Nominees) Limited	624,933*
BNY Norwich Union Nominees Limited	1,610,116*
BT Globenet Nominees Limited	1,800*

Chase GA Group Nominees Limited	4,046,458*
Chase Nominees Limited	172,850*
CUIM Nominee Limited	1,356,209*
Vidacos Nominees Limited	1,368,735*

* denotes direct interest

5. Date of transaction (and date on which the threshold is crossed or reached if different):

8 November 2007

6. Date on which issuer notified:

12 November 2007

7. Threshold(s) that is/are crossed or reached:

3% to 2% Change at Direct Interest Level

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
Ordinary Shares GB0031698896	10,828,837	10,828,837

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
Ordinary Shares GB0031698896	9,181,101	9,181,101	Not disclosable	2.63%	Not disclsoable

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights
		N/A		

Total (A+B)

Number of voting rights	% of voting rights
9,181,101	2.63%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

See Section 4

Proxy Voting:

10. Name of proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Figures are based on a total number of voting rights of 349,693,973

14. Contact name:

Diane Thirkettle

15. Contact telephone number:

01603 687803

END
HOLKGMMMDZFGNZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 November 2007 07:13
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5470H
William Hill PLC
13 November 2007

13th November 2007

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 12th November 2007 it purchased 62,000 of its ordinary shares of 10 pence each at an average price of 567.3823 pence per share. The highest price and lowest price paid for these shares were 570.00 pence and 566.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 62,000 ordinary shares at prices between 566.00 and 570.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 349,631,973 ordinary shares (excluding treasury shares) in issue and will hold 6,473,071 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:
Simon Lane, Group Finance Director Tel: 020 8918 3942
Fiona Antcliffe/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUUVNRBVRAAAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 14 November 2007 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:6567H
William Hill PLC
14 November 2007

14th November 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 13th November 2007 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 575.299 pence per share. The highest price and lowest price paid for these shares were 580.00 pence and 570.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 570.00 and 580.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 349,531,973 ordinary shares (excluding treasury shares) in issue and will hold 6,473,071 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

Fiona Antcliffe/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUORBRBRRAAAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 16 November 2007 07:12
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:8450H
William Hill PLC
16 November 2007

16th November 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 15th November 2007 it purchased 75,000 of its ordinary shares of 10 pence each at an average price of 551.29 pence per share. The highest price and lowest price paid for these shares were 560.00 pence and 549.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 75,000 ordinary shares at prices between 549.50 and 560.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 349,456,973 ordinary shares (excluding treasury shares) in issue and will hold 6,473,071 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

Fiona Antcliffe/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUVSNRBKRAAAA

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	19 November 2007 07:13
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9385H
William Hill PLC
19 November 2007

19th November 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 16th November 2007 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 531.889 pence per share. The highest price and lowest price paid for these shares were 534.50 pence and 525.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 525.00 and 534.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 349,356,973 ordinary shares (excluding treasury shares) in issue and will hold 6,473,071 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
Fiona Antcliffe/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUNRBRBARAAAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 20 November 2007 07:18
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0391I
William Hill PLC
20 November 2007

20th November 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 19th November 2007 it purchased 50,000 of its ordinary shares of 10 pence each at an average price of 512.098 pence per share. The highest price and lowest price paid for these shares were 525.00 pence and 498.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 50,000 ordinary shares at prices between 498.50 and 525.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 349,306,973 ordinary shares (excluding treasury shares) in issue and will hold 6,473,071 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
Fiona Antcliffe/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSUKVNRBNRAAAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 November 2007 16:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:2287I
William Hill PLC
21 November 2007

21 November 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 21 November 2007, 4,882 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 393 pence and 494 pence.

Following the above transfer of shares out of treasury, the Company has a total of 349,311,855 ordinary shares in issue, in addition 6,468,189 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange END
STRILFEELALLFID

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 November 2007 11:51
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:2892I
William Hill PLC
22 November 2007

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

22 November 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to notification obligation:

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :

Perry Nominees Ltd
Boltro Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):

20/11/2007

6. Date on which issuer notified:

21/11/2007.

7. Threshold(s) that is/are crossed or reached:

Reached 7%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
3169889 GBP0.10	23,823,423	23,823,423

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
3169889 GBP0.10	24,541,342		24,541,342		7.026

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
24,541,342	7.026

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

14,186 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

9,021 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,873 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

24,491,262 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

....

14. Contact name:

Central Disclosure Unit

15. Contact telephone number:

+44 (0) 1444 418127

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLDGMZMMZKGNZM

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 November 2007 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:3370I
William Hill PLC
23 November 2007

23rd November 2007

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 22nd November 2007 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 487.0422807 pence per share. The highest price and lowest price paid for these shares were 489.00 pence and 482.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 482.00 and 489.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 349,211,855 ordinary shares (excluding treasury shares) in issue and will hold 6,468,189 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

Fiona Antcliffe/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUSNRBKRAUAA

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 26 November 2007 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4266I
William Hill PLC
26 November 2007

26th November 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 23rd November 2007 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 491.589 pence per share. The highest price and lowest price paid for these shares were 493.00 pence and 488.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 488.00 and 493.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 349,111,855 ordinary shares (excluding treasury shares) in issue and will hold 6,468,189 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

Fiona Antcliffe/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUOVNRBORAUAA

Sue Adler

From:	William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent:	27 November 2007 11:03
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:5691I
William Hill PLC
27 November 2007

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

27 November 2007

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to notification obligation:

Capital Research and Management Company

4. Full name of shareholder(s) (if different from 3) :

....

5. Date of transaction (and date on which the threshold is crossed or reached if different):

23 November 2007

6. Date on which issuer notified:

26 November 2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
Ordinary shares	38,558,966	38,558,966

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
Ordinary shares	34,542,487		34,542,487		9.8916%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

N/A

Total (A+B)

Number of voting rights	% of voting rights
34,542,487	9.8916%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

....

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Gina Martinez or Vivien Tan

15. Contact telephone number:

(213) 615 0469

END
HOLKGMZMGNLGNZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 27 November 2007 07:09
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5281I
William Hill PLC
27 November 2007

27th November 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 26th November 2007 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 501.687 pence per share. The highest price and lowest price paid for these shares were 504.00 pence and 498.75 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 498.75 and 504.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 349,011,855 ordinary shares (excluding treasury shares) in issue and will hold 6,468,189 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director   Tel: 020 8918 3942
Fiona Antcliffe/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 29 November 2007 07:20
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:7251I
William Hill PLC
29 November 2007

29th November 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 28th November 2007 it purchased 103,285 of its ordinary shares of 10 pence each at an average price of 494.895 pence per share. The highest price and lowest price paid for these shares were 499.00 pence and 491.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 491.00 and 499.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 348,908,570 ordinary shares (excluding treasury shares) in issue and will hold 6,468,189 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
Fiona Antcliffe/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 30 November 2007 07:10
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:8260I
William Hill PLC
30 November 2007

30th November 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 29th November 2007 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 501.332 pence per share. The highest price and lowest price paid for these shares were 503.00 pence and 498.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 498.50 and 503.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 348,658,570 ordinary shares (excluding treasury shares) in issue and will hold 6,468,189 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

Fiona Antcliffe/ Deborah Spencer, Brunswick Tel: 020 7404 5959

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POSUKVNRBSRAUAA

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 30 November 2007 17:32
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Total Voting Rights

RNS Number:9565I
William Hill PLC
30 November 2007

William Hill PLC

Total Voting Rights

On 30 November 2007 William Hill PLC had 348,598,570 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company.
William Hill PLC holds 6,468,189 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Dennis Read — Deputy Company Secretary
020 8918 3600

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